UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COATUE INNOVATIVE STRATEGIES FUND

(Name of Subject Company (Issuer))

COATUE INNOVATIVE STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

CLASS S, CLASS D AND CLASS I SHARES OF BENEFICIAL INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Philippe Laffont

c/o Coatue Management, L.L.C.

9 West 57th Street

25th Floor

New York, NY 10019
(212) 715-5100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person(s))

With a copy to:

Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Jason F. Monfort, Esq. Kirkland & Ellis LLP 200 Clarendon Street Boston, MA 02116 (617) 385-7500	Jessica L. Patrick, Esq. Kirkland & Ellis LLP 1301 Pennsylvania Avenue N.W. Washington, D.C. 20004 (202) 389-5000

June 16, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by Coatue Innovative Strategies Fund, a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the "Fund"), to purchase shares of beneficial interests of the Fund (the "Shares"). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letter of Transmittal (attached as Exhibit (a)(1)(iii)), the Fund will purchase up to 5% of the Shares outstanding as of May 31, 2026 (or approximately $395,772,309.07) that are tendered and not withdrawn prior to the end of the day on July 15, 2026, at 12:00 midnight Eastern Time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is Coatue Innovative Strategies Fund. The Fund's principal executive office is located at 9 West 57th Street, 25th Floor, New York, NY 10019, and the telephone number is (212) 715-5100. The Fund's investment adviser is Coatue Management, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 9 West 57th Street, 25th Floor, New York, NY 10019. The Fund's executive officers are Philippe Laffont, Nathan Urquhart, Eric Sacks, Matthew Watkins and Claire Jen and the members of the Fund's Board of Trustees are Nathan Urquhart, Annette Capretta, Stephen Harvey and Tommy Huie. The address of the Fund's executive officers and trustees is c/o Coatue Management, L.L.C., 9 West 57th Street, 25th Floor, New York, NY 10019.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1)       Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the Investment Company Act of 1940 (the “1940 Act”), and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the period from May 2, 2025 (Initial Closing Date) through December 31, 2025, previously filed with the SEC on Form N-CSR on March 3, 2026.

Unaudited financial statements for the semi-annual period ended June 30, 2025, previously filed with the SEC on Form N-CSRS on September 2, 2025.

(2)     The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have earnings per share information.

(3)     Not applicable.

(4)     Class S net asset value per Share of $15.32 (as of May 31, 2026).

  Class D net asset value per Share of $14.43 (as of May 31, 2026).

  Class I net asset value per Share of $15.56 (as of May 31, 2026).

(b)             The Fund's assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(b)	Calculation of the Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

COATUE INNOVATIVE STRATEGIES FUND

By:	/s/ Philippe Laffont
Name: Philippe Laffont
Title: Chief Executive Officer

June 16, 2026

EXHIBIT INDEX

EXHIBITS

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(b)	Calculation of the Filing Fee Tables.

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